Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

MGT Capital Investments, Inc. and Subsidiaries

We consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement on Form S-3 of MGT Capital Investments, Inc., and Subsidiaries, (collectively, the “Company”) of our report dated April 2, 2018, relating to the consolidated financial statements of the Company appearing in its Annual Report on Form 10-K for the years ended December 31, 2017 and 2016, and to the reference to our firm under the heading “Experts” in the prospectus. Our report on the consolidated financial statements includes an explanatory paragraph expressing substantial doubt regarding the Company’s ability to continue as a going concern.

/s/ RBSM LLP

New York, NY

July 23, 2018